EXHIBIT 99.1

[FRONT OF CARD]

AUTHORIZATION FORM

AUTHORIZATION FOR DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

To participate in the National Penn Bancshares, Inc. (“NPBC”) Dividend Reinvestment and Stock Purchase Plan (the “Plan”), complete and sign the reverse side of this Authorization Form and return it to The Bank of New York Mellon (the “Plan’s administrator”).  Alternatively you may enroll online at www.bnymellon.com/shareowner/.

This will authorize NPBC to forward to the Plan’s administrator all or a portion of the dividends payable to you on common stock to be invested, together with any optional cash payments you make (minimum $100 per transaction, up to $250,000 per month) to purchase additional shares of NPBC common stock.  All investments and any optional cash payments are made subject to the terms and conditions of the Plan as set forth in the accompanying Plan Prospectus.

NPBC expects to keep the $250,000 limit in place until the first to occur of (i) December 31, 2009 or (ii) the receipt by the Plan’s administrator after October 22, 2008 of an aggregate of $75,000,000 of optional cash payments by Plan participants.  NPBC’s board of directors has the discretion to extend the $250,000 limit for as long as it may decide.

This authorization and appointment are given by you with the understanding that you may terminate them at any time by so notifying the Plan’s administrator.

If you would like to have your optional cash payments deducted automatically from your checking or savings account, enroll in the Plan and complete the section on the reverse side of this Authorization Form for Automatic Monthly Contributions.

To deposit your shares for safekeeping, check the appropriate box on the reverse side and return this card and your stock certificates via registered mail, return receipt requested, and properly insured.

Please read carefully.

THIS IS NOT A PROXY.

Return this form only if you wish to participate in the Plan.

[REVERSE SIDE OF CARD]

Please enroll me in the National Penn Bancshares, Inc. Dividend Reinvestment and Stock Purchase Plan.

__ Full Dividend Reinvestment. Please apply the dividends on all shares of common stock that I currently own as well as all future shares that I acquire.
__   Automatic Monthly Contributions.  Withdraw $__________ (minimum $100, maximum $250,000) from my checking or savings account below on a monthly basis to purchase additional shares of NPBC common stock.

__   Partial Dividend Reinvestment.  Please remit to me the dividends on ______ shares.  I understand that the dividends on my remaining shares, as well as all future shares that I acquire, will be reinvested under the Plan.

(You must complete this section and return the form along with a personal voided check or preprinted deposit slip to enroll for Automatic Monthly Contributions.  Deductions will occur on or about the 10th of each month.  Your financial institution can provide you with the following required information)

__ Optional Cash Payment. Enclosed is $______________. (Minimum $100 per transaction but not more than $250,000 per month). Make check payable to BNY Mellon.	Type of Account: __ Checking __ Savings Financial Institution RT/ABA Number: _______________
Date ___________________________ Signature(s) ____________________________________ ___________________________________ Print name as it appears on the account.	Checking/Savings Account Number: _________________ __ Safekeeping. Deposit the enclosed _________ shares of stock for safekeeping.

I understand that I may revoke this authorization at any time by notifying BNY Mellon Shareowner Services of my desire to terminate my participation.

MAIL COMPLETED FORM TO:

The Bank of New York Mellon
c/o BNY Mellon Shareowner Services
Investment Plan Services
P.O. Box 358035
Pittsburgh, PA  15252-8035